UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 _____________

                                   FORM 8-A
                       REGISTRATION STATEMENT ON FORM 10


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                  GENTEK INC.
            (Exact Name of Registrant as Specified in Its Charter)
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
               Delaware                                         02-0505547
(State of Incorporation or Organization)           (I.R.S. Employer Identification No.)

        Liberty Lane, Hampton, NH                                   03842
(Address of Principal Executive Offices)                         (Zip Code)


If this form relates to the registration of a      If this form relates to the registration of a
class of securities pursuant to Section            class of securities pursuant to Section
12(b) of the Exchange Act and is effective         12(g) of the Exchange Act and is
pursuant to General Instruction A.(c),             effective pursuant to General Instruction
please check the following box. [ ]                A.(d), please check the following box. |X|

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Securities Act registration statement file number to which this form relates: N/A


Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                    Name of Each Exchange on Which
       to be so Registered                    Each Class is to be Registered
       -------------------                    ------------------------------
              N/A                                           N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                                 Common Stock
                               (Title of Class)

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Item 1.  Description of Registrant's Securities to be Registered.

                  As previously reported, on October 11, 2002, GenTek Inc. (the "Company") and certain of its direct and indirect subsidiaries (together with the Company, the "Debtors") filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"), Case No. 02-12896 (MFW).

                  On October 7, 2003, the Bankruptcy Court entered an order (the "Confirmation Order") confirming the Debtors' Joint Plan of Reorganization dated August 28, 2003 (as revised and modified in connection with the confirmation, the "Plan"). On November 10, 2003 (the "Effective Date"), the Company emerged from bankruptcy and the Plan became effective.

                  Pursuant to the Plan, all of the then issued and outstanding equity interests in the Company, including, without limitation, all of the then issued and outstanding shares of common stock, par value $.01 per share, of the Company (the "Old Common Stock") were cancelled on the Effective Date and shares of common stock, no par value per share, of the Company (the "New Common Stock") were issued and are to be issued to certain holders of allowed claims pursuant to the terms of the Plan. In addition, warrants to purchase shares of New Common Stock, as described below, are being issued pursuant to the Plan.

                  The following description of the New Common Stock, the tranche A, B and C warrants to purchase New Common Stock, certain provisions of the registration rights agreement relating to the New Common Stock (the "Registration Rights Agreement") and certain provisions of the Company's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated By-Laws (the "By-Laws") is a summary and is qualified in its entirety by the tranche A, B and C warrant agreements, which are filed as Exhibits 4.1, 4.2 and 4.3 hereto, the Registration Rights Agreement, a form of which is filed as Exhibit 10.1 hereto, and the Certificate of Incorporation and By-Laws of the Company, which are filed as Exhibits 3.1 and 3.2 hereto.

                  Pursuant to the Certificate of Incorporation, the total number of shares of capital stock which the Company shall have authority to issue is 110,000,000, consisting of (i) 100,000,000 shares of New Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share(the "Preferred Stock"). The Certificate of Incorporation authorizes the Board of Directors of the Company (the "Board of Directors") to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series and, subject to the terms of the Certificate of Incorporation, to fix for each such class or series the voting powers, full or limited, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof. The Certificate of Incorporation provides that the Company will not issue non-voting equity securities (which shall not be deemed to include any warrants or options to purchase capital stock of the Company) to the extent required under Section 1123(a)(6) of the Bankruptcy Code for so long as such section is in effect and applicable to the Company and to the extent that the provision of the Certificate of Incorporation is not amended or eliminated in accordance with applicable law.

Description of Common Stock

                  Subject to the rights of holders of Preferred Stock, if any, and any other provisions of the Certificate of Incorporation, the holders of shares of New Common Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors from time to time out of assets or funds of the Company legally available therefor and to share, on the basis of their shareholdings, in the Company's assets that are available for distribution to the Company's stockholders in the event of a liquidation, dissolution, winding up of, or any dissolution of the assets of the Company.

                  The holders of shares of New Common Stock have no preemptive or conversion rights. The shares of New Common Stock are not subject to sinking fund provisions or redemption. All of the shares of New Common Stock issued pursuant to the Plan are fully paid and nonassessable shares of capital stock of the Company. The issuance of New Common Stock pursuant to the Plan is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 1145 of the Bankruptcy Code and any subsequent transactions in the New Common Stock so issued are exempt from registration under the Securities Act unless the holder is deemed an "underwriter" under Section 1145(b) of the Bankruptcy Code.

                  Each holder of shares of New Common Stock is entitled to cast one vote in person or by proxy for each share held of record on all matters submitted to a vote of stockholders, including the election of directors.

                  The Board of Directors is divided into three classes, with the classes as nearly equal in number as possible. Initially, two directors will serve until the Company's 2004 annual meeting, three directors will serve until the Company's 2005 annual meeting, and three directors will serve until the Company's 2006 annual meeting. Thereafter, the term of each class of directors will be three years. The Certificate of Incorporation does not provide for cumulative voting for the election of directors. The Certificate of Incorporation provides that the Board of Directors shall consist of not less than one or more than eight members, subject to such increases as may be necessary to comply with the terms of the Tranche A Warrant Agreement (as defined below) or the terms of any one or more series of Preferred Stock.

                  The holders of the New Common Stock are subject to certain restrictions on the transfer of shares of New Common Stock. The restrictions generally prohibit the following transfers of equity securities of the Company without the prior written consent of the Board of Directors, which consent can be withheld only if the Board of Directors, in its sole discretion, determines that the transfer creates a material risk of limiting certain tax benefits:
(i) transfers to a person (including any group of persons making a coordinated acquisition) who beneficially owns, or would beneficially own after the transfer, more than 4.75% of the total value of outstanding Company equity securities, to the extent that the transfer would increase such person's beneficial ownership above 4.75% of the total value of outstanding Company equity securities and (ii) transfers by a person (or group of persons making a coordinated acquisition) who beneficially owns more than 4.75% of the total value of outstanding Company equity securities. The restrictions are not applicable to transfers pursuant to a tender offer to purchase 100% of the New Common Stock for cash or marketable securities so long as such tender offer results in the tender of at least 50% of the New Common Stock then outstanding. The restrictions begin only at such time that 25% of the New Common Stock has been transferred for tax purposes (which generally takes into consideration only transfers to or from stockholders who beneficially own 5% of the value of the Company's New Common Stock), and will remain in effect until the earlier of: (i) the second anniversary of the Effective Date or (ii) such date as the Board of Directors determines, in its sole discretion, that such restrictions are no longer necessary to protect tax benefits.

Description of Tranche A Warrants

                  Pursuant to the Plan, on the Effective Date, the Company executed a Tranche A Warrant Agreement (the "Tranche A Warrant Agreement") between the Company and Wells Fargo Bank Minnesota, N.A., as Warrant Agent (the "Warrant Agent") covering Tranche A Warrants to purchase an aggregate of 1,173,184 shares of New Common Stock, subject to increase. On the Effective Date, Tranche A Warrants to purchase an aggregate of 1,173,184 shares of New Common Stock were issued and outstanding.

                  Holders of Tranche A Warrants are not entitled to vote on any matters submitted to a vote of the stockholders nor are they otherwise entitled to any rights to which a stockholder of the Company is entitled. Tranche A Warrants may generally be exercised from the date of issuance until November 10, 2006.

                    The initial exercise price of the Tranche A Warrants is $58.50 per share of New Common Stock. The exercise price may be paid (a) in cash or (b) pursuant to a cashless exercise provision as set forth in the Tranche A Warrants and the Tranche A Warrant Agreement. The terms of the Tranche A Warrants provide for customary anti-dilution protection, which adjusts the exercise price and number of exercise shares upon certain events that may have a dilutive effect on the Tranche A Warrants. These dilutive events include, but are not limited to, certain dividends, stock splits and combinations, issuances of securities or consolidations, mergers, recapitalizations or similar transactions.

                    The Tranche A Warrants may be transferred at any time and from time to time, in whole or in part, upon compliance with the terms set forth in the Tranche A Warrant Agreement.

                  The Tranche A Warrant Agreement provides for a cash payment to the holders of Tranche A Warrants in the event of a sale of all or substantially all of the assets of the Communications Business (as defined in the Tranche A Warrant Agreement) or the stock of the subsidiaries that comprise the Communications Business in a single transaction or a series of related transactions to any person or entity, subject to, and in accordance with, the terms of the Tranche A Warrant Agreement. The Tranche A Warrants expire upon such payment.

                  No later than 120 days following the first date on which a majority of the Tranche A Warrants have been validly exercised, the Board of Directors will expand the size of the Board of Directors to create two vacancies for newly created seats and will elect to such two vacancies: one
(1) director designated by the Creditors Committee Designee (as defined in the Plan) that is reasonably acceptable to the other directors then serving on the Board of Directors of the Company and one (1) director designated by the Board of Directors.

Description of Tranche B Warrants

                   Pursuant to the Plan, on the Effective Date, the Company executed a Tranche B Warrant Agreement (the "Tranche B Warrant Agreement") between the Company and the Warrant Agent covering Tranche B Warrants to purchase an aggregate of 619,095 shares of New Common Stock, subject to increase. On the Effective Date, Tranche B Warrants to purchase an aggregate of 619,095 shares of New Common Stock were issued and outstanding.

                  Holders of Tranche B Warrants are not entitled to vote on any matters submitted to a vote of the stockholders nor are they otherwise entitled to any rights to which a stockholder of the Company is entitled. Tranche B Warrants may generally be exercised from the date of issuance until November 10, 2008.

                    The initial exercise price of the Tranche B Warrants is $64.50 per share of Common Stock. The exercise price may be paid (a) in cash or (b) pursuant to a cashless exercise provision as set forth in the Tranche B Warrants and the Tranche B Warrant Agreement. The terms of the Tranche B Warrants provide for customary anti-dilution protection, which adjusts the exercise price and number of exercise shares upon certain events that may have a dilutive effect on the Tranche B Warrants. These dilutive events include, but are not limited to, certain dividends, stock splits and combinations, issuances of securities or consolidations, mergers, recapitalizations or similar transactions.

                    The Tranche B Warrants may be transferred at any time and from time to time, in whole or in part, upon compliance with the terms set forth in the Tranche B Warrant Agreement.

Description of Tranche C Warrants

                    Pursuant to the Plan, on the Effective Date, the Company executed a Tranche C Warrant Agreement (the "Tranche C Warrant Agreement") between the Company and the Warrant Agent covering Tranche C Warrants to purchase an aggregate of 302,366 shares of New Common Stock, subject to increase. On the Effective Date, Tranche C Warrants to purchase an aggregate of 302,366 shares of New Common Stock were issued and outstanding.

                  Holders of Tranche C Warrants are not entitled to vote on any matters submitted to a vote of the stockholders nor are they otherwise entitled to any rights to which a stockholder of the Company is entitled. Tranche C Warrants may generally be exercised from the date of issuance until November 10, 2010.

                    The initial exercise price of the Tranche C Warrants is $71.11 per share of Common Stock. The exercise price may be paid (a) in cash or (b) pursuant to a cashless exercise provision as set forth in the Tranche C Warrants and the Tranche C Warrant Agreement. The terms of the Tranche C Warrants provide for customary anti-dilution protection, which adjusts the exercise price and number of exercise shares upon certain events that may have a dilutive effect on the Tranche C Warrants. These dilutive events include, but are not limited to, certain stock dividends, stock splits and combinations, issuances of securities or consolidations, mergers, recapitalizations or similar transactions.

                    The Tranche C Warrants may be transferred at any time and from time to time, in whole or in part, upon compliance with the terms set forth in the Tranche C Warrant Agreement.

Description of Registration Rights

                  As of the Effective Date, the Company entered into a Registration Rights Agreement with certain of its stockholders (the "Holders") receiving shares of New Common Stock pursuant to the Plan. Among other things, the Registration Rights Agreement provides that the Company, at its own expense, agrees to use its reasonable best efforts (i) to file within 90 days after the Effective Date, a shelf registration statement covering all shares of New Common Stock issued to such Holders in connection with the Plan and owned by such Holders from time to time, including shares of New Common Stock acquired by a Holder in privately negotiated transactions subsequent to the Effective Date, (ii) to cause such registration statement to be declared effective within 180 days after the Effective Date if no review is undertaken by the Staff of the Securities and Exchange Commission (the "Commission"), or 210 days after the Effective Date if such a review is undertaken, and (iii) to use its reasonable best efforts to keep the registration statement current and effective until the second anniversary of the date such registration statement is declared effective by the Commission, subject to certain extensions, or until all of the registrable common stock covered by the registration statement has been sold pursuant to the registration statement or such shares of New Common Stock covered by the registration statement cease to be registrable common stock.

                  Subject to the terms of the Registration Rights Agreement, after the expiration of the above-mentioned registration period, the Company may be required to effect up to four registrations to register the Holders' New Common Stock, at the Company's expense, subject to certain threshold requirements. One of such registrations may be a shelf registration statement. Additionally, Holders of the registrable common stock are entitled, under certain circumstances, to include registrable common stock in registration statements filed by the Company. Such "piggyback" registration rights are subject to customary conditions.

                  Under certain circumstances, the Company will not be obligated to file any registration statement, amendment or supplement and may suspend rights to make sales pursuant to any effective registration statement up to two times in any 12 month period. Such suspension may not exceed 60 days (or more than an aggregate of 90 days in any 12 month period).

Description of Certain Provisions of the Certificate of Incorporation and By-Laws

                  Written Consent of Stockholders. The Certificate of Incorporation provides that no action that is required or permitted to be taken by the stockholders of the Company at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders.

                  Special Meeting of Stockholders. The By-Laws permit a special meeting of stockholders to be called by (i) the Chairman of the Board of Directors, (ii) the President, (iii) the Board of Directors pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office or (iv) the record holders of at least fifteen percent (15%) of the capital stock of the Company issued and outstanding and entitled to vote at such meeting.

                  Amendment of By-Laws. Pursuant to the Certificate of Incorporation and By-Laws, the By-Laws may be amended or repealed by the Board of Directors or by the affirmative vote of at least two-thirds of the total votes eligible to be cast on such amendment or repeal by holders of voting stock, voting together as a single class; provided, however, that, with respect to an amendment or repeal by the stockholders, if the Board of Directors recommends that stockholders approve such amendment or repeal, then such amendment or repeal shall only require the affirmative vote of a majority of the total votes eligible to be cast on such amendment or repeal by holders of voting stock, voting together as a single class.

                  Amendment of Certificate of Incorporation. Pursuant to the Certificate of Incorporation, the Company reserves the right to amend or repeal any provision of the Certificate of Incorporation in the manner prescribed by statute and the Certificate of Incorporation, and all rights conferred upon stockholders therein are granted subject to this reservation. No amendment or repeal of the Certificate of Incorporation shall be made unless it is first approved by the Board of Directors and, except as otherwise provided by law, thereafter approved by the stockholders. Whenever any vote of holders of voting stock is required, and in addition to any other vote of holders of voting stock that is required by the Certificate of Incorporation or by law, the affirmative vote of a majority (or such greater proportion as may be required by law) of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal, voting together as a single class, shall be required; provided, however, that the affirmative vote of not less than two-thirds of the total votes eligible to be cast by the holders of voting stock, voting together as a single class, shall be required to amend or repeal certain provisions of the Certificate of Incorporation relating to stockholder actions, the Company's directors, the indemnification of officers, directors and key employees of the Company and amendments to the By-laws and Certificate of Incorporation.

                  Business Combinations Under Delaware Law. The Company is not subject to Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 relates to limitations on certain transactions (including "business combinations") between the Company and "Interested Stockholders" (as defined in Section 203).

Item 2.  Exhibits.

3.1 Second Amended and Restated Certificate of Incorporation of GenTek Inc., effective as of November 7, 2003

3.2      Amended and Restated By-Laws of GenTek Inc., effective as of November
         10, 2003

4.1      GenTek Inc. Tranche A Warrant Agreement, dated as of November 10, 2003

4.2      GenTek Inc. Tranche B Warrant Agreement, dated as of November 10, 2003

4.3      GenTek Inc. Tranche C Warrant Agreement, dated as of November 10, 2003

10.1 Form of Registration Rights Agreement by and among the Company and the holders named therein dated as of November 10, 2003



                                   SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, this 10th day of November, 2003.


                                    GENTEK INC.


                                    By:  /s/Matthew R. Friel
                                         ----------------------------------
                                    Name:   Matthew R. Friel
                                    Title:  Vice President and Chief Financial
                                            Officer


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                                 EXHIBIT INDEX


3.1 Second Amended and Restated Certificate of Incorporation of GenTek Inc., effective as of November 7, 2003

3.2      Amended and Restated By-Laws of GenTek Inc., effective as of November
         10, 2003

4.1      GenTek Inc. Tranche A Warrant Agreement, dated as of November 10, 2003

4.2      GenTek Inc. Tranche B Warrant Agreement, dated as of November 10, 2003

4.3      GenTek Inc. Tranche C Warrant Agreement, dated as of November 10, 2003

10.1 Form of Registration Rights Agreement by and among the Company and the holders named therein dated as of November 10, 2003